Exhibit 21.1

Subsidiary	Jurisdiction of incorporation or organization

Leiner Health Products, LLC	Delaware

Leiner Health Services Corp.	Delaware

VH Vita Holdings, Inc.	Federal Jurisdiction of Canada

Vita Health Products Inc.	Federal Jurisdiction of Canada